SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Cape Fear Bank Corporation
(Name of Issuer)
Common Stock, Par Value $3.50
(Title of Class of Securities)
139380109
(CUSIP Number)
Michael G. Keeley, Esq.
Hunton & Williams LLP
1445 Ross Ave. Suite 3700
Dallas, Texas 75202
(214) 468-3345
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
March 18, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Maurice J. Koury

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

	PF, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER

NUMBER OF		186,022

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		318,898

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		186,022

WITH	10	SHARED DISPOSITIVE POWER

		318,898

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	318,898

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	8.47% (1)

14	TYPE OF REPORTING PERSON (See Instructions):

	IN
(1) Based on 3,766,295 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of November 9, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended September 30, 2007.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): The Maurice and Ann Koury Charitable Trust 20-6718747

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		127,626

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		127,626

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

127,626

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

3.4% (2)

14	TYPE OF REPORTING PERSON (See Instructions):

00
(2) Based on 3,766,295 shares of common stock of the Company issued and outstanding as of November 9, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended September 30, 2007.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): The Maurice J. Koury Foundation, Inc. 56-1781568

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		5,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,250

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1% (3)

14	TYPE OF REPORTING PERSON (See Instructions):

CO
(3) Based on 3,766,295 shares of common stock of the Company issued and outstanding as of November 9, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended September 30, 2007.

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Robert Isser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,662

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,062

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,662

WITH	10	SHARED DISPOSITIVE POWER

		5,062

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,062

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	0.1%(4)

14	TYPE OF REPORTING PERSON (See Instructions):

	IN
(4) Based on 3,766,295 shares of common stock of the Company issued and outstanding as of November 9, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended September 30, 2007.

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Mort Neblett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		3,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(5)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(5) Based on 3,766,295 shares of common stock of the Company issued and outstanding as of November 9, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended September 30, 2007.

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Miltom E. Petty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,250

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(6)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(6) Based on 3,766,295 shares of common stock of the Company issued and outstanding as of November 9, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended September 30, 2007.

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): James S. Mahan III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0%

14	TYPE OF REPORTING PERSON (See Instructions):

IN

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): David Lucht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(7)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(7) Based on 3,766,295 shares of common stock of the Company issued and outstanding as of November 9, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended September 30, 2007.

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Haywood Cochrane, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Scott C. Sullivan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		1,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,250

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(8)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(8) Based on 3,766,295 shares of common stock of the Company issued and outstanding as of November 9, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended September 30, 2007.

SCHEDULE 13D
     This amendment number 7 (“Amendment No. 7”) amends the Schedule 13D previously filed on October 3, 2007 and amended by Amendment No. 1 filed on October 26, 2007, Amendment No. 2 filed on November 16, 2007, Amendment No. 3 filed on November 20, 2007, Amendment No. 4 filed on December 28, 2007, Amendment No. 5 filed on February 4, 2008 and Amendment No. 6 filed on March 14, 2008 (as amended, the “Schedule”) on behalf of the Reporting Persons (as defined herein) with respect to the Reporting Persons’ beneficial ownership of shares of common stock, par value $3.50 per share, of Cape Fear Bank Corp., a North Carolina corporation (the “Company”). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 7 speaks only as of its date. The Schedule is amended only to the extent set forth herein.
Item 2. Identity and Background.
     This statement is being filed by Maurice J. Koury, an individual, whose principal business address is P.O. Box 850, Burlington, North Carolina 27216. Mr. Koury is a United States citizen and currently serves as the President of Carolina Hosiery Mills, Inc. in Burlington, North Carolina.
     This statement is also being filed by The Maurice and Ann Koury Charitable Trust (the “Trust”), a North Carolina trust, whose principal business address is P.O. Box 850, Burlington, North Carolina 27216. As Trustee of the Trust, Mr. Koury has sole investment discretion and voting authority with respect to shares held by the Trust.
     This statement is also being filed by The Maurice J. Koury Foundation, Inc., a North Carolina non-profit corporation, whose principal business address is P.O. Box 850, Burlington, North Carolina 27216 (the “Foundation”). Mr. Koury is the Chairman of the Board of Directors of the Foundation and shares investment discretion and voting authority with the board of directors of the Foundation with respect to the shares held by the Foundation. A list of the directors and executive officers of the Foundation has previously been filed.
     This statement is also being filed by Haywood Cochrane, Jr., an individual, whose principal address is 2016 Muirfield Court, Elon, North Carolina 27244. Mr. Cochrane is a United States citizen and is the Vice Chairman of I-Trax, Inc. Mr. Cochrane is a nominee for the Board of Directors of the Company.
     This statement is also being filed by Scott C. Sullivan, an individual, whose principal business address is 1201 Glen Meade Road, Wilmington, North Carolina 28401. Mr. Sullivan is a United States citizen and is the Manager of Cameron Management, LLC of Wilmington, North Carolina. Mr. Sullivan is a nominee for the Board of Directors of the Company.
     This statement is also being filed by Mort Neblett, an individual, whose principal business address is 6023 Joshua’s Landing Lane, Wilmington, North Carolina 28409. Mr. Neblett is a United States citizen and is the Founder and Managing Partner of Owencroft Partners, LLC, of Wilmington, North Carolina. Mr. Neblett is a nominee for the Board of Directors of the Company.
     This statement is being filed by Miltom E. Petty, an individual, whose principal business address is P.O. Box 850, Burlington, North Carolina 27216. Mr. Petty is a United States citizen and currently serves as the Vice President and CFO of Carolina Hosiery Mills, Inc. in Burlington, North Carolina. Mr. Petty also serves as a director and the Treasurer of the Foundation and shares investment discretion and voting authority with the board of directors of the Foundation with respect to shares held by the Foundation. Mr. Petty is a nominee for the Board of Directors of the Company.
     This statement is also being filed by James S. Mahan III, an individual, whose principal address is 1931 South Live Oak Parkway, Wilmington, North Carolina 28403. Mr. Mahan is a United States citizen and is the CEO of Live Oak Lending Company of Wilmington, North Carolina. Mr. Mahan is a nominee for the Board of Directors of the Company.
     This statement is also being filed by David Lucht, an individual, whose principal address is 1201 Preservation Way, Unit 103, Wilmington, North Carolina 28405. Mr. Lucht is a United States citizen and is the President, COO and Chief Credit Officer of Live Oak Lending Company of Wilmington, North Carolina. Mr. Lucht is a nominee for the Board of Directors of the Company.
     This statement is also being filed by Robert Isser, an individual, whose principal business address is 4425 Randolph Rd., Charlotte, North Carolina 28211. Mr. Isser s a United States citizen and currently serves as the Vice President of Sidney Gilbert & Co., Inc. Mr. Isser is a nominee for the Board of Directors of the Company.
     All of the above referenced persons are referred to herein as the “Reporting Persons.”
     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate amount of funds expended by Mr. Isser to acquire 5,092 shares of Common Stock held in street name covered by this Amendment No. 7 is $55,866.02. The purchases by Mr. Isser were made from personal funds.
     The aggregate amount of funds expended by Mr. Neblett to acquire 3,000 shares of Common Stock held in street name covered by this Amendment No. 7 is $28,640. The purchases by Mr. Neblett were made from personal funds.
     The aggregate amount of funds expended by Mr. Lucht to acquire 150 shares of Common Stock held in street name covered by this Amendment No. 7 is $1,394. The purchases by Mr. Lucht were made from personal funds.
     The aggregate amount of funds expended by Mr. Sullivan to acquire 1,250 shares of Common Stock held in street name covered by this Amendment No. 7 is $11,194.20. The purchases by Mr. Sullivan were made from a combination of personal funds and margin loans obtained from Wachovia Securities with customary terms and conditions.
Item 4. Purpose of the Transaction.
     On March 18, 2008, Mr. Koury submitted a notice to the Company of his intention to nominate the following individuals as candidates for election to the Company’s Board of Directors at the 2008 Annual Meeting of Shareholders, in opposition to the candidates proposed by the Company’s management:
•	Haywood Cochrane, Jr.

•	Scott C. Sullivan

•	Mort Neblett

•	Miltom E. Petty

•	James S. Mahan III

•	David Lucht

•	Robert Isser
In connection with such notice and in full compliance with the requirements of Section 3.05 of Article III of the Company’s By-Laws, Mr. Koury provided the Company with certain information about each nominee, including, but not limited to, certain personal information (namely, name, age, business address and residence address), and information regarding their principal occupation and place of employment, their individual share ownership of Common Stock and the absence of conflicts of interest with the Company. In addition, this letter requested the Company to forward the most current shareholder lists to Mr. Koury to allow Mr. Koury to communicate with shareholders in connection with the 2008 annual meeting of the shareholders of the Company. A copy of this letter is attached as Exhibit 9.
     On March 20, 2008, Mr. Koury sent a letter to Cameron Coburn, President and CEO of the Company, notifying the Company of its obligations under Rules 14a-6 and 14a-9 of the Securities Exchange Act of 1934, as amended. A copy of this letter is attached as Exhibit 10.
     On March 26, 2008, Mr. Koury issued a press release announcing his nomination of a slate of directors in opposition to management’s nominees. A copy of this press release is attached as Exhibit 11.
     The shares covered by this statement were acquired for investment purposes. The Reporting Persons may decide, jointly or individually, to purchase additional shares of the Company. In addition, the Reporting Persons, jointly or individually, may dispose of any or all shares of the Company in any manner permitted by applicable securities laws.
     Except as noted in this Amendment No. 7, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of the Schedule. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on March 18, 2008, the reporting persons had the following investments in the securities of the Company: (i) Mr. Koury individually holds 186,022 shares representing approximately 4.94% of the Company’s common stock, (ii) the Trust holds 127,626 shares representing approximately 3.39% of the Company’s common stock (iii) the Foundation holds 5,250 shares representing approximately 0.14% of the Company’s outstanding common stock, (iv) Mr. Isser individually holds 4,662 shares representing approximately 0.12% of the Company’s outstanding common stock, Mr. Isser’s spouse holds 330 shares representing approximately 0.01% of the Company’s outstanding common stock of which Mr. Isser disclaims beneficial ownership and Mr. Isser’s grandson holds 100 shares representing less than 0.01% of the Company’s outstanding common stock, (v) Mr. Neblett holds through his individual retirement account 3,000 shares representing approximately 0.06% of the Company’s outstanding common stock, (iv) Mr. Sullivan holds 1,250 shares representing approximately 0.03% of the Company’s outstanding common stock; (v) David Lucht holds 150 shares representing less than .1% of the Company’s outstanding common stock, and (vi) Mr. Petty may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 5,250 shares representing approximately 0.14% of the Company’s outstanding common stock held by the Foundation. Accordingly, the Reporting Persons owned beneficially an aggregate of 328,390 shares of Company outstanding common stock, representing approximately 8.72% of the Company’s issued and outstanding common stock as of November 9, 2007.
     (b) Mr. Koury, individually, in his capacity as a trustee of the Trust and as Chairman of the Board of Directors of the Foundation, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 318,898 shares of common stock of the Company representing approximately 8.47% of the Company’s outstanding common stock. Mr. Isser may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 5,092 shares of the common stock of the Company representing approximately 0.14% of the Company’s outstanding common stock. Mr. Neblett may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 3,000 shares of the common stock of the Company representing approximately 0.06% of the Company’s outstanding common stock. Mr. Petty may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 5,250 shares of the common stock of the Company representing approximately 0.14% of the Company’s outstanding common stock. All percentages are based on the 3,766,295 shares of common stock issued and outstanding as of November 9, 2007 as reported by the Company.
     (c) Except as set forth in the table below, during the sixty days immediately preceding the date of this filing, no purchases attributable to the Reporting Persons were effected in the Company’s common stock.

Date	Number of Shares	Price Per Share	Purchased By
March 3, 2008	200	$9.50	Neblett
March 4, 2008	2,800	$9.55	Neblett
March 12, 2008	250	$9.11	Sullivan
March 13, 2008	200	$8.64	Sullivan
March 14, 2008	200	$8.91	Sullivan
March 18, 2008	530	$9.05	Sullivan
March 19, 2008	70	$8.73	Sullivan
March 24, 2008	150	$9.30	Lucht
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
     (e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     On March 26, 2008, the Reporting Persons entered into an Amended & Restated Joint Filing Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule applicable securities laws and (b) the parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by Mr. Koury to the Company’s Board of Directors at the 2008 Annual Meeting and for the purpose of taking all other actions incidental to the foregoing. A copy of this agreement is attached hereto as Exhibit 12 and is incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.*	Joint Filing Agreement, dated October 3, 2007, by Maurice J. Koury, Maurice and Ann Koury Charitable Trust and the Maurice J. Koury Foundation, Inc.

Exhibit 2.*	Promissory Note, dated August 21, 2007

Exhibit 3.*	Letter, dated September 26, 2007, to John Cameron Coburn (Chairman, President and CEO) and Walter Lee Crouch Jr. (Vice Chairman)

Exhibit 4.**	Letter, dated October 24, 2007, to John Cameron Coburn (Chairman, President and CEO)

Exhibit 5.†	Letter, dated November 6, 2007, to John Cameron Coburn (Chairman, President and CEO)

Exhibit 6.††	Letter, dated November 20, 2007, to Secretary of Cape Fear Bank Corp. demanding to inspect certain books and records of Cape Fear Bank Corp.

Exhibit 7.+	Letter, dated December 20, 2007, to the Board of Directors of Cape Fear Bank Corp. proposing to purchase all of the issued and outstanding common stock.

Exhibit 8.++	Letter, dated March 12, 2008, to the Board of Directors of Cape Fear Bank Corp. declaring Mr. Koury’s intention to propose an alternative slate of directors for election at the Company’s annual meeting.

Exhibit 9.	Letter, dated March 18, 2008, to the Directors of Cape Fear Bank Corp. nominating a slate of directors in opposite to the slate of directors to be proposed by management.

Exhibit 10.	Letter, dated March 20, 2008, to the John Cameron Coburn (Chairman, President and CEO) notifying Cape Fear Bank Corp. of its obligations under Rules 14a-6 and 14a-9 of the Securities Exchange Act of 1934.

Exhibit 11.	Press Release, dated March 25, 2008, announcing his nomination of a slate of directors in opposition to management’s nominees.

Exhibit 12.	Amended and Restated Joint Filing Agreement, dated March 26, 2008, by the Reporting Persons.

*   Previously filed on Schedule 13D, filed on October 3, 2007.
**   Previously filed on Amendment No. 1 to Schedule 13D, filed on October 26, 2007.
†    Previously filed on Amendment No. 2 to Schedule 13D, filed on November 16, 2007.
†    Previously filed on Amendment No. 2 to Schedule 13D, filed on November 16, 2007.
+    Previously filed on Amendment No.  4 to Schedule 13D, filed on December 28, 2007.
++ Previously filed on Amendment No. 6 to Schedule 13D, Filed on March 14, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2008.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Individually

Date: March 26, 2008.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Trustee of the Maurice and
Ann Koury Charitable Trust

Date: March 26, 2008.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Chairman of the Board of
the Maurice J. Koury Foundation, Inc.

Date: March 26, 2008.	By:	/s/ Miltom E. Petty
Miltom E. Petty, Individually

Date: March 26, 2008.	By:	/s/ Scott C. Sullivan
Scott C. Sullivan, Individually

Date: March 26, 2008.	By:	/s/ Haywood Cochrane, Jr.
Haywood Cochrane, Jr., Individually

Date: March 26, 2008.	By:	/s/ Mort Neblett
Mort Neblett, Individually

Date: March 26, 2008.	By:	/s/ James S. Mahan, III
James S. Mahan, III, Individually

Date: March 26, 2008.	By:	/s/ David Lucht
David Lucht, Individually

Date: March 26, 2008.	By:	/s/ Robert Isser
Robert Isser, Individually